DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
[redacted](31) 45 5740680

DSM

Heerlen (Netherlands), 6 December 2004

DSM Anti-Infectives to launch restructuring measures to achieve sustainable profitability

DSM Anti-Infectives, the world's largest producer of penicillin and antibiotic products (including amoxicillins and cephalosporins), has this morning announced a drastic package of measures, in accordance with the announcement made during the presentation of DSM's third-quarter results. The aim of the measures is to improve profitability in the short term and to retain DSM's leading positions in the global market for penicillin and penicillin derivatives. Significant cost reductions and the further introduction of new technologies should return the business group to a profitable position within two years, even in the current, very poor market conditions.

The major underlying reasons for the restructuring measures are a sharp fall in prices on the penicillin market and the ongoing weakening of the dollar. Furthermore, there is continuing growth in the antibiotics markets in China and India and a further establishment in these markets of a strong manufacturing base for penicillin-based and penicillin-related products (including 6 APA).

Against this background DSM has decided to step up production from its network in India and China in order to achieve the lowest possible costs on a structural basis. Also, its recently announced intention to set up a penicillin joint venture with the Chinese pharmaceuticals producer North China Pharmaceutical Corporation Ltd. is in keeping with this strategy. This will enable DSM to better position itself in the long term in the growth markets of India and China.

As a consequence of these moves DSM will close down its plants in Delft (Netherlands) for 6 APA and in Geleen (Netherlands) for the production of an intermediate in the first half of next year. The company has also decided to end its joint venture with Glaxo Smith Kline in the UK for the production of 6 APA. DSM will further strengthen its position in 7 ADCA (produced in Delft, The Netherlands) and in several other penicillin products based on DSM's enzyme technology, such as Purimox.

In connection with these measures also the organization of DSM Anti-Infectives is to undergo restructuring. It will be given a more regional focus with a view to reinforcing its positions in local markets and increasing the efficiency of the organization. DSM plans to reduce its involvement in a joint venture in Mexico and is considering strategic action regarding this partnership.

All measures together will produce cost savings and improvements worth tens of millions of euros, to be achieved over a period of around two years. It is estimated that around 400 jobs will be lost as a result of these measures, around 250 of these in The Netherlands.

In accordance with the announcement made during the presentation of the third-quarter results, details of the financial impact of the planned measures will be set out at the presentation of the 2004 annual figures on 17 February 2005. In the meantime advisory procedures have been started with the relevant consultative bodies. All the measures are expected to be implemented

in 2005. The consequences of the planned restructuring in Delft and Geleen are covered by existing social plans.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales of approximately EUR 8 billion and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For further information please contact:

DSM Corporate Communications
Médard Schoenmaeckers
tel. 045 5782421
fax 045 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. 045 5782864
fax 045 5782595
e-mail investor.relations@dsm.com